December 18, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Ronald Alper

Re:	Steadfast Apartment REIT, Inc.
Registration Statement on Form S-4
File No. 333-234520

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Steadfast Apartment REIT, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 4:00 p.m. EST, December 18, 2019, or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Heath D. Linsky of Morrison & Foerster LLP (counsel to the Company) at (404) 490-4444 with any questions about this acceleration request. Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

STEADFAST APARTMENT REIT, INC.

By:	/s/ Kevin J. Keating
Name:	Kevin J. Keating
Title:	Chief Financial Officer and Treasurer